Exhibit 99.1

Transcript

“38th Annual General Meeting”

June 22, 2019

CORPORATE PARTICIPANTS:

Nandan M. Nilekani

Chairman

Salil Parekh

CEO and Managing Director

U.B. Pravin Rao

Chief Operating Officer and Whole-time Director

Kiran Mazumdar-Shaw

Lead Independent Director

D. Sundaram

Independent Director

D. N. Prahlad

Independent Director

Roopa Kudva

Independent Director

Michael Gibbs

Independent Director

Dr. Punita Kumar-Sinha

Independent Director

Nilanjan Roy

Chief Financial Officer

A.G.S Manikantha

Company Secretary

Krishnamurthy Shankar

Group Head of HR

Binod Hampapur

Head of Talent and Technology Operations

Richard Lobo

Head of HR

Ramadas Kamath

EVP

Deepak Padaki

Head of Strategy and Risk

Inderpreet Sawhney

Group General Counsel

Jayesh Sanghrajka

Deputy CFO

Sandeep Mahindroo

Financial Controller and Head Investor Relations

Amrita Srikanth

Head - Financial Reporting

Deepak Bhalla

Finance

Sunil Dhareshwar

Finance

Dinesh Rao

Head - Delivery Services

Satish HC

EVP - Delivery

SHAREHOLDERS

Sadanand Shastri

Tamal Kumar Mazumdar

P.R. Nayak

T.N. Ramakrishna

Kaushik Kumar Partho

Reddyappa

Rakshit

Gopal Krishna Rao

Mukesh Ajmera

Ashok Chakravarthi

Santosh Kumar Saraf

Bharat Raj

Dhruv Joshi

R. Muralidhar

Narasimhan

Dinesh Ganesan

Other shareholders

Nandan M. Nilekani

Good afternoon. My name is Nandan Nilekani, Chairman of the Board. I welcome the members to the 38th Annual General Meeting. Before we start the main proceedings of the meeting, I would request my colleagues on the dais to introduce themselves.

D. N. Prahlad

I am D. N. Prahlad, Independent Director on the Board.

Michael Gibbs

Michael Gibbs, Independent Director

D. Sundaram

D. Sundaram, Independent Director

Roopa Kudva

Roopa Kudva, Independent Director

Nilanjan Roy

Nilanjan Roy, Chief Financial Officer

Salil Parekh

Salil Parekh, Managing Director

Kiran Mazumdar-Shaw

Kiran Mazumdar-Shaw, Lead Independent Director

Dr. Punita Kumar-Sinha

Dr. Punita Kumar-Sinha, Independent Director

Pravin Rao

Pravin Rao, Chief Operating Officer

A.G.S. Manikantha

A.G.S. Manikantha, Company Secretary

Krishnamurthy Shankar

Krish Shankar, Group Head of HR

Binod Rangadore Hampapur

Binod Hampapur, Head of Talent and Technology Operations

Richard Lobo

Richard Lobo, Head of HR

Ramadas Kamath

Ramadas Kamath, EVP

Deepak Padaki

Deepak Padaki, Strategy and Risk

Inderpreet Sawhney

Inderpreet Sawhney, General Counsel

Jayesh Sanghrajka

Jayesh Sanghrajka, Deputy CFO

Sandeep Mahindroo

Sandeep Mahindroo, Financial Controller and Head Investor Relations

Amrita Srikanth

Amrita Srikanth, Head Financial Reporting

Deepak Bhalla

Deepak Bhalla, Finance

Sunil Dhareshwar

Sunil Dhareshwar, Finance

Dinesh Rao

Dinesh Rao, Head Delivery Services

Satish

Satish, EVP Delivery

Nandan M. Nilekani

We have 505 members present in person and 15 by proxy to conduct the proceedings of this meeting. The quorum being present, I call this meeting to order. The company has provided a live webcast facility for the members to view the AGM on the company’s website. The register of directors and key managerial personnel is kept open near the registration counters and is available for inspection by the members. The register of proxies is also available for inspection near the registration counters.

Salil Parekh

Thank you. I now request Nandan, Non-Executive and Non-Independent Chairman to deliver the chairman speech.

Nandan M. Nilekani

Dear shareholders,

A warm welcome to each of you to the 38th Annual General Meeting of Infosys. It is wonderful to have you all join us here today and on behalf of the Infosys Board of Directors, I thank you for making the time. It is your support and at the same time you challenging us to do even better that pushes us to strive for more. During fiscal 2019, our overall revenue grew 9% in constant currency terms, totaling $11.8 bn, while our operational discipline ensured our margins stood at 22.8%. Our digital revenues in constant currency terms grew at 33.8% for the same period and is now a third of our total revenues.

We have made a significant progress in executing the capital allocation policy that we announced in April 2018, to return Rs.13000 crores to shareholders. Over two special dividends paid out in June 2018 and January 2019, we distributed Rs. 4740 crores as special dividend. We commenced share buyback of Rs. 8260 crores on March 20, 2019 and then to celebrate 25 years of listing in India and to further increase the liquidity of shares, the company issued bonus shares in the ratio of 1:1 in September 2018. In sum, we generated 36% Total Shareholder Return for fiscal 2019.

The Board of Directors has recommended a final dividend of Rs.10.5 per share for fiscal 2019. Coupled with an interim dividend of Rs.7 per share paid in October 2018 and a special dividend of Rs.4 per share paid in January 2019, the total dividend paid last year was Rs.21.5 per share.

We clearly see that our clients operate in an increasingly complex world disrupted by many digital technologies and they are looking at us to partner with them in this new era. At Infosys, our work across industries, value chains and geographies gives us keen insights into the pattern of changes transforming the fundamental wiring across a diverse set of businesses. We know that with this understanding, we are uniquely positioned to assist our clients in picking up the right signals and to discover what is next. We can work with them to build and leverage Direct to Consumer channels that provide deep consumer insights. We can help them emulate platform companies that are bringing customers more choices by moving quickly into adjacencies or by unbundling traditional value chains. We can explain how their new competitors with a ‘Winner takes all’ approach is forging ahead to often change the rules of the game. We can contribute to shaping counter moves that bring data together with AI and Machine Learning to chart new ways of creating value. We can also build systems for them to respond at the speed of data, much like the ‘adapt to survive’ response, typical of living species. We can provide a roadmap to transform their IT infrastructure to digital infrastructure. We are fully gearing up to help nurture this Live Enterprise – the organization that never stops navigating it’s next.

To serve this aspiration, we are ourselves embracing the Live Enterprise vision and continuously changing to prepare for this new world. In fact, in the past one year, we have done much to progress on this path. We have been working relentlessly to rebuild our 200,000 plus people organization to operate with the speed and flexibility of a start-up. We are renewing legacy systems and discarding legacy mindsets. We are becoming agile in our responses to a rapidly changing external environment and with it increasing the velocity of ideas and innovations we generate and execute. We are relying on extreme automation to free up our people to focus more than ever on solving client challenges, mentoring the teams and investing in continuous learning. Working to dissolve silos across the global organization, we are making consistent efforts to ensure that our clients have immediate access to ideas emanating from across the organization, so that they can leverage the best of Infosys every time they interact with us. In fact, we first implement our ideas for ourselves, hone them at speed and scale and only then advocate their use to our clients.

This has meant focusing on personal growth, nurturing zero-latency in processes, ensuring just-in-time data for decision making, driving hyper-productivity and facilitating continuous learning to instill new patterns of behaviour. For example, our InfyMe application is a mobile first window into the world of Infosys that every employee can access with a simple tap on their phones. Lex is another app that is immensely popular among employees seeking to prepare themselves for emerging digital opportunities by developing corresponding skills. These are early manifestations of the connected, sentient and digital world we are beginning to build for our people.

Guided by the strategy articulated by Salil Parekh, our CEO & MD, we focused on increasing our relevance to clients and building greater business model resilience. Over the last year, we have deepened our digital capabilities, especially in the area of Experience, Data, Analytics, Cloud, SaaS, IoT, Cyber Security, AI, and Machine Learning. To enhance our ability to engage with our clients for their large digital transformation programs, we invested in nurturing specialized client-facing teams to drive strategic partnerships. We expanded our digital centres in the US, Europe and Asia Pacific, in addition to creating new infrastructure for digital delivery in India. Our acquisitions of Brilliant Basics, WongDoody and Fluido are seeing strong traction with our clients. Complementing these, our strategic partnerships with Temasek in Singapore and South-East Asia and with Hitachi, Panasonic and Pasona in Japan are strengthening our worldwide network.

In addition to being a year of relentless execution of a robust strategy, this one has also been much to my delight, one of resolute stability, exemplary management leadership and coming together of one unified team Infosys. I cannot ask for better preparedness to focus on our clients and the transformational work we need to execute for them. On behalf of the Board, I want to assure you all that we will do everything we can to build on these advantages and harness the vitality of this high-energy management team that is inspiring thousands of charged Infoscions to move forward and take the world with them.

Our aspirations are ambitious and our execution plans are bold. Our motivation and commitment to take it forward is founded on the generous guidance and support of our partners, clients, co-founders and governments of the several countries and states that we operate in. I am grateful to them for their trust in us and invite them all and you our shareholder, to stay with us as we move forward on this journey. Thank you very much.

Nandan M. Nilekani

I now request Salil Parekh, CEO and Managing Director to address the shareholders.

Salil S. Parekh

Good afternoon everyone and thank you very much for taking the time to be with us. It was wonderful to spend a few minutes just before this meeting formally opened, walking within the hall and meeting several of you for short conversations. I was really touched by the warmth that many of you demonstrated. I will build upon several of the points that Nandan has shared with you and show you how exciting it is for our clients and for many of us to be part of this journey in the technology world.

First, we had truly a strong gear with 9% growth in constant currency terms, a very fulfilling year because that starts to show us that clients are more and more engaging with what we have to deliver for them.

The second, we had a strong operating margin at 22.8% and that showed us that our business model and the way we are approaching what we are doing with our clients remain solid.

The third perhaps one of the most exiting things for us our digital revenue has grown in a dramatic way and that is showing us that we are really making an impact with all the new things our clients are doing in their businesses.

Fourth, the shareholder return overall between the share price and the dividends totals to 36% for the fiscal year. Really in terms of the impact areas, I tried to list a few of these. I mentioned a little bit about client relevance and digital.

On the large deals, we had an especially strong year with our leadership in sales bringing for us deals at $6.3 bn which made a huge difference for how we were growing in fiscal 2019 and also builds a foundation for how we can grow in the years to come.

In addition, we have built some really good strategic partnerships, one of them in South East Asia and Singapore with Temasek and another one in Japan and those are foundational steps we have taken to build the company for the future over the next 3, 5 and 10 years. We have had acquisitions which are now starting to give us some benefits, we are building new digital studios with the work of Brilliant Basics and WongDoody, we are starting to do a new work with new partners with companies such as Fluido in the European markets.

I want to show you a very brief video that gives some of these highlights in a format that is much easier to understand.

Video plays

We have started to do work here in a few different areas, you saw a little bit of that in the video but we are now doing work which helps us bring our clients digital brands to live and this is truly putting us in the leading position when our clients are going through their digital transformation. We already have a large team of designers working both in India and outside helping to make this a reality across the US and the European geographies.

One of the key things we have put in place building upon the work that was done in the years passed, is drive increased automation and also work upon platforms or digital platforms that can help us and our clients grow. To do that we have had several partnerships and investments from our side, some of which we have shown on the slide which shows the level of input and impact we are having in creating these new areas that is benefitting our clients and also benefitting how we are doing our service delivery. We have always kept building on the tradition of the company from the start, a people first mindset where we want to engage with our employees in more and more direct connected ways. As a benefit and consequence of that, we recruited 22,000 college graduates in the last fiscal year and this was done primarily in India, but also now increasingly in many markets outside of India.

One of the things that we then made sure that all of our employees had access to was a very powerful tool for them to do their own redevelopment of skills, making sure that they were getting ready for the future and it is an area that Nandan has personally helped to design and drive. We can see the uptake of over 2,00,000 of our employees starting to use this on almost a daily and weekly basis in their activities for re-skilling. While we do all these, we are also extremely focused as is the history of the company on sustainability and I want to show you one example through a video of how that has been done.

Video plays

Briefly onto the financial performance you have heard many of these numbers. I want to make sure we show that in Indian rupees and in the growth we have had both on the revenue and in the profitability side. Again building upon the tradition of the company we have maintained a strong balance sheet, it is debt free and extremely liquid and something we are all proud of within the company and as shareholders I am sure you see that as a positive sign.

One of the things that many of you have requested was to make you more and more participating with the company in visiting some of our locations. This was something we launched and executed on in the last fiscal year and here is a glimpse of how that was developed.

Video plays

So that was from the shareholders visit to our Mysuru campus and facilities. One of the things we had made a strong effort on and you heard early on when Nandan shared it was a return of capital to shareholders and that has gone off very successfully in fiscal 2019 with two special dividends and the overall dividend and of course the launch of the buyback which is in process now, of which we have already completed just over 62% of the buyback as of today.

In addition, we have had a very clear approach to making sure that over the last three years the return of capital to shareholders remains consistent and is growing and that is something that has been looked upon positively by all of our shareholders including yourselves and broadly even within the company to demonstrate that we have the ability to do this.

Then finally the shareholder return for fiscal 2019 between the growth in the share price and in the dividend return came up to 36%, which created a tremendous amount of benefit across the board for all the shareholders.

With that I would like to pause, thank you very much for your attention.

Nandan M. Nilekani

Thank you, Salil. Now with the consent of members, I take the notice convening the meeting as read.

Members may note that we have commenced serving high tea in the refreshment area. We now come to the formal proceedings of the meeting.

Before we proceed, I am pleased to bring to your notice that as required under the Companies Act 2013, the Company provided you all being the members, the facility to cast your vote electronically on all resolutions set forth in the notice. Members who have not cast their vote electronically and who are present at this meeting, will have an opportunity to cast their vote through InstaPoll, electronic voting system. Members may please note that there will be no voting by show of hands, so anyone who has not yet cast their vote can do so, through InstaPoll. I now request Manikantha, our Company Secretary to provide a summary of the auditor’s report.

A.G.S. Manikantha

Good evening, Dear Members,

The Statutory Auditors, Deloitte Haskins & Sells LLP and Secretarial Auditor, Parameshwar G. Hegde has expressed unqualified opinion in the respective audit reports for the financial year 2018-2019. There were no qualifications, observations or adverse comments on financial statements and matters, which have any material bearing on the functioning of the Company. The statutory auditor’s report and standalone financial statements and consolidated financial statements are available on page number 138 and 199 of the annual report. Secretarial auditor report is enclosed as Annexure V to the Board’s report on page number 60 of the annual report. Thank you.

Nandan M. Nilekani

Thank you Manikantha. Members may note that InstaPoll, an electronic voting process will commence now to take up voting on all the resolutions set forth in the notice.

Members who have already registered are requested to cast their vote through the polling devices. Volunteers near the registration counters will guide the members to cast their vote. Members who are yet to register are requested to proceed to the registration counters. Now, we take up the resolutions as set forth in the notice. We will open the floor for any questions by members after all the resolutions are tabled and remember that we are not taking hand vote here, so we will just read out the resolutions.

Item number 1 of the notice is adoption of financial statements. The financial statements of the Company including the consolidated financial statements for the year ended March 31, 2019 including the reports of Board of Directors and Auditors have already been provided to the members.

Item number 2 of the notice “Declaration of dividend”. The Board has recommended a final dividend Rs.10.5 per equity share. You would recall that in the interim dividend Rs.7 per equity share was already paid for the year ending March 31, 2019 and a special dividend of Rs.4 per equity share was paid in January 2019. The dividend amount including the interim and special dividend will be Rs.21.50 per equity share.

Item number 3 of the notice to appoint a Director in place of Nandan Nilekani who retires by rotation and being eligible seeks reappointment.

Item number 4 of the notice, approval of the Infosys expanded stock ownership program 2019 and grant of stock incentives to the eligible employees of the company.

Item number 5 of the notice, approval of the Infosys expanded stock ownership program 2019 and grant of stock incentives to the eligible employees of the company’s subsidiaries.

Item number 6 of the notice, approval for secondary acquisition of shares of the company by the Infosys Expanded Stock Ownership Trust for the implementation of the Infosys Expanded Stock Ownership Program 2019.

Item number 7 of the notice, approval of grant of stock incentives to Salil Parekh, CEO and MD under the Infosys Expanded Stock Ownership Program 2019.

Item number 8 of the notice, approval for changing the terms of the appointment of Salil Parekh, CEO and MD.

Item number 9 of the notice, approval of grant of stock incentives to U.B. Pravin Rao, Chief Operating Officer and Whole Time Director under the Expanded Stock Ownership Program 2019. I have read out to you the nine resolutions and if you have not voted please go and vote on the InstaPoll.

The text of the resolutions along with the explanatory statements is provided in the notice circulated to members.

Now if any member desires to ask any question pertaining to any item on the notice, he or she may do so now. Members are requested to keep their questions brief and specific because we have a lot of people who would like to ask questions. To avoid repetition, the answers to all the questions will be provided after we have collected the questions. We have a team who will take all the questions, frame the answers and the appropriate person on the dais will answer those questions.

Now the floor is open for questions by shareholders, if you would like to perhaps stand in a line so that we do it in an orderly way and suggestions for all the resolutions and answers will be given at the end. Thank you and perhaps we can start with whoever is interested in asking any question.

Sadanand Shastri

Former Chairman, Dr. Narayana Murthy and the present Chairman, Mr. Nilekani, Board of Directors and my fellow shareholders, good afternoon.

First of all, I thank the Board and the Company for having declared the bonus shares given recently as requested. One more thanks that, per the shareholder’s request you had arranged a visit to the Mysuru unit. It was fine, it was not a picnic for us, it was an education tour. But while we were exiting someone asked me a question and I was in a fix. They asked, sir, you have seen the units, which one is the best? I panicked because only after seeing all the units we can judge. I came to know that there is one more unit in Mangalore and another in Hyderabad, so how can I give them the judgment unless I see those. Sir. I instead gave a, response saying please arrange a visit to the Hyderabad unit as well as Mangalore tour this year. We are not going on picnic, but it is education tour please if you do it in the interest of the shareholders. Sir coming to the report, thank you very much. The last time I had suggested not to expose your specimen signatures to the public in that report but you have done it. I am sorry to say Mr. Salil Sir has again committed the mistake. He has given his full signature on page no. 17. The reason I am stressing because recently about two months back somebody stole the signature of the concerned authority in Wipro, they did a fraud. It should not be a tool to them to do this therefore please avoid this. Mr. Salil Sir if you are hurt please excuse me.

One more thing in the interest of the company, you have given retirements and resignation on page no.45. This recent frequent resignation and retirement is common but resignations affect the company’s image. So the management can avoid this by taking certain measures else company’s development will be in jeopardize in the public opinion and the market also.

As per my comments last year, the subsidiaries given on page no.50, most of the units have come down, the loss has come down. Again Infosys Technologies (China), what is the position of that one? It is still in loss and especially Panaya Limited. Last year the loss was Rs.144 crores, however it has reduced to some 89 crores. Why can’t you remove and bring it to positive? The company can try it otherwise it will be a hard hit to the profit of the company.

As per the item investment Rs.1000 crores has been reduced. Why is this capital treated as working capital or is the company facing a loss in investments? I saw that on page no.235 you have given the same thing, cash and cash equivalent that you have given the total cash balance in that one. Here Infosys has given to the State Bank of India the last priority I do not know why. About two years back Rs.2,163 crores were invested in State Bank of India, afterwards it came to only Rs.2 crores, now it shows Rs.1 crore. I do not know why that one, The State Bank of India is prestigious and are pioneers in banking, it has a wide network globally, why is it is neglected in terms of investments.

Yesterday, June 20, 2019 I attended their General Body Meeting in Mumbai, I asked Mr. Rajnish Kumar, Chairman face-to-face, what customer service are you extending to Infosys, a global company, their investments based in your bank is very meagre. He had no answers, so may I have an answer from you?

This year you have shown Rs. 12,153 crores in your balance sheet in the profit and loss account. There is a difference between the last years and this year’s revenue. However, you have incurred issuing a loss, it is high but your profit is low, I want to know the reason.

As far as your CSR is concerned, it is commendable and globally accepted. The shareholders are under the opinion that lake adoption, drinking water and garbage cleaning in Bengaluru and around Bengaluru and Karnataka has to be taken on priority basis. What happens is that, a small information from Infosys becomes a big impact in the public. Recently our Infosys Foundation Chairman Ms. Sudha Murthy resigned from TTD but the public was under the impression that she had gone back from the Infosys Foundation. She has to confirm, she is still doing commendable work, she is still the Ex-Chairman of the Infosys Foundation, with that I conclude. In the interest of the society last year I had given and this year as well I’m appealing to the Chairman to look into this. Thank you very much.

Unknown Speaker

Good afternoon to all the fellow shareholders and the Board of Directors. I would congratulate the Board for an excellent year of performance in which revenues have gone up substantially and we have touched a turnover of $11.8 bn and the company has been generous in terms of dividends and rewarding the shareholders. However, now coming to the operations point, we have certain queries as shareholders. What we tended to read is that the operating margins on the revenues that we have earned have gone down marginally compared to last year. We would request the company to explain on which component of the revenue these margins have come down and how they plan to go about in future. It may a good idea to increase revenues by marginal decline in profit but we would like to hear from the Company. I again congratulate the Company on International acquisitions of the Basics Company and Fluido and WongDoody. Last year after the meeting because of concerns on foreign acquisitions, the Company had promised to a setup an internal committee to look into foreign acquisitions and its valuation, so we request the company to clarify if all these acquisitions have been reviewed and verified by the internal committees. Also in regards to the acquisition of Stater, we would like to know if it was a technology company or was it a mere transfer of employees around ABN AMRO. And on Panaya, we read in the newspaper that the company did not find a buyer and therefore we have altered our strategy to work with Panaya so we would like to hear more from the company on this. I would request the company to give more information on these aspects.

Further, it is our desire to see more products coming out of Infosys, software related products like Infosys is known for its global quality in services, we would want Infosys to hold the same name in services. Infosys has premium brands products like Finacle, EdgeVerve and NIA. It is good to have more brands like these if Infosys can think of and if it is a viable strategy to go ahead with, we would love to see more brands from Infosys especially in the space of cyber security and antivirus solutions for the larger domestic market. I think it is a viable product to be launched. I would request the company’s opinion on the same.

In the financials, we read about something called cost of technicals subcontractors especially on page no.91. What is this subcontractors? because the expense due to the hiring of technical subcontractors has increased more than proportionately from the last year. Is it because we do not want to hire them on board, we want a temporary use of their technical capabilities, does it help the company, if it is so it is fine. We request the company to give us an explanation on what this matter is?

Thirdly, India business, the benefit of these skill sets that Infosys has through its employees, through its management is largely going abroad. It is bringing in a lot of revenues to our country but we would like to see more business done in India. We are very proud of Infosys involvement in GST and in the income tax software, which is upcoming. We hope that this will re-establish Infosys as a name in India but we would also like to see additional efforts to involve the company and its skills for the benefit of Indian society, Indian corporates just like we are doing it in US, otherwise we would lose a lot of competitive advantage and this is the time when a lot of international competition exists as regards the grant of H1B visas and foreigners coming and taking local jobs. So it is apt for Infosys to create a sort of a company or division focused on India business. We understand that the margins may not be as good as the margins that we earn from the US and the Europe business but we can represent to the government for better contracts and deals and the government has anyway given us premium contracts and deals like GST and income tax work. I would leave it to the Company to explain to us on these matters.

On the CSR as our predecessor told the Company has a wonderful program, it has been doing an excellent work of CSR even before the CSR laws became mandatory but what is most important right now is the rejuvenation of lakes and water bodies in and around Bengaluru and any other major cities where Infosys is located because as we know what is happening in Chennai, many IT companies and their work is getting disrupted. In fact, not only IT companies everybody’s life will get disrupted and involvement of Infosys and contribution from its CSR funds to these may be even seed balling programmes will help a lot. It will improve the society; it is good for everyone including the company.

Finally, to conclude, I would personally thank the team of Nandan Sir and Salil Sir and Pravin Sir for their commitment to the company. I am sure if they continue in the company in the same combination for the next couple of years, the company will reach greater heights and will be beneficial to all the investors and shareholders.

We specially thank Nandan Sir, in spite of being a person of very high stature, he has chosen not to contest in the elections and he has chosen to stay back with the company. This will benefit the shareholders greatly. We personally thank you sir, thank you.

Tamal Kumar Mazumdar

Thank you Chairman, Dr. Sinha, Salil Parekh and other Directors of the Company. I am Tamal Kumar Mazumdar, equity shareholder of the company from Kolkata.

Sir my special thanks to the Company Secretary, Mr. Manikantha for sending the hard copy of the report well in time but as the subsidiary is concerned when I left Kolkata on June 12, 2019, it had not yet reached. I hope as a professionally managed company, you will keep in mind that shareholders needs to do his homework and attend the meeting.

In Mumbai, we used to follow this, they used to send the report well in advance so that we could do our homework and attend meetings. Both to Mr. Parekh and Mr. Nilekani for their opening remarks, thank you sir. I will confine myself entirely to accounts only.

Mr. Parekh, in your presentation, have you looked at page 96? We noted growth in Energy Utilities resources was the highest up to 25.2% and growth in Life Science was the lowest 10.7%. But segment operating margin decreased in 5 out of 7 units, 8 segments. Abnormal decrease of 5% noticed in Communication and Energy utilities, prompting overall margins decrease by 1.7%, that is from 27% to 25.3%. We expected it to remain in your presentation, the shareholders should also know that.

Would you share with us the reason for such a decrease and what is your thinking for the current year? Sir the USA contributed a bulk of our revenue and after introduction of base erosion and anti-abuse tax several companies started tax planning like take the case of TCS, American subsidiaries sales decreased by 94% and they are taking the order directly from India and American unit is working as implementing agency. To avoid the tax what is your thinking in this regard and what did our Company do in this regard, in order to beat that big tax?

Sir the Panaya episode is giving us sleepless nights from when the company took it over. The management already provided Rs.854 crores, last year it was Rs.589 crores, this year you provided Rs.265 crores. The total is Rs.854 crores against investment and were unable to sell it within one year, it has been shown in the investment as a value of Rs.582 crores in the investment schedule.

Despite the given scenario, the current management is not ready to share an investigation report with us as demanded by Mr. Narayana Murthy. Why has it been put under the carpet. Since the company lost huge money on account of the deal, we have every right to know the actual position. The company lost Rs.900 crores in this regard and God knows what will happen to the Rs.650 crores. Whether the company stopped the final settlement of the officials responsible for this mess as subsequently they resigned as per media report who were instrumental for this takeover, they have subsequently resigned whether company blocked their final payments. Would you please share your thoughts on Panaya? Do you think that it will contribute to our profitability or will it be written off within the next two to three years, will it be in your profitable company’s list? We have noted the rough handling of claim relating to Ex-CFO Mr. Rajiv Bansal. The arbitrator rejected our counterclaim of Rs.100 crores and they instructed the company to pay Rs.12.7 crores plus interest to him with interest whether the Company paid the amount as per the order? How much of this is the interest component? Would you please share your thoughts in this aspect. It is also noted that Infosys paid Rs.34 lakhs to SEBI to settle the matter so the matter does not end here. There are many things in addition to the payment, there is another Rs.34 lakhs to SEBI for nondisclosure in the bank at the time of entering that agreement. It is sad that this thing happened in a professionally managed company and noticing these what actions has the management taken to avoid recurrence of this type of an incident. Sir you must be aware that the Central Government moved NCLT for banning of Deloitte, KPMG and BSR for five years. The last week Central Government moved the NCLT, for their banning and today there is news where the government is proposing to freeze their assets. As Deloitte with due respect to them whether our company is ready in case of any advance eventuality and sir, our company is doing CSR through Infosys Foundation and it incurred an expenditure of Rs.342 crores during the financial year 2019. I believe that our company must share with us the accounts of the Foundation because I saw the report on the website, it shows that the annual report of the Foundation that is available on the website is only for projects, no accounts. In comparison I am giving an example of TCS Foundation, they used to share their accounts with the shareholders. I hope it will be shared with the shareholders, they should also know. Sir what step has the management taken to secure our data globally, has any company filed a case against us for data theft till date. Software companies globally are become vulnerable, vulnerable to legal cases with astronomical claims which I am witnessing and whether our management is considering or has taken any insurance policy which will cover these losses without affecting the PL account. Sir we have an innovational fund of $500 mn and what we invested as on March 31 is only $59 mn, so what is your thinking in this regard. Why is it only 59 million out of $500 mn, will the company increase it in investing these startups and lastly is it always debatable that whether independent director will hold shares or not. With due respect to Mr. Prahlad he is holding nearly 21,92,190 equity shares in the company. I seek your guidance in this regard. Thank you all for pleasant hearing.

P.R. Nayak

My number is 10817664. My name is P.R. Nayak. Let me begin with the complements. I agree with Salil that we have had an exceptional year. My congratulations to Nandan and his team, but the shareholder is never satisfied. I have some points here which I hope you will give me the answers for. There are basically three questions and I am not going to take more than four to five minutes. Your capital allocation policy let me start with that. Simplistically five things would comprise the policy, infrastructure machine, your most competent you know very well, paring down the debt, you are debt free not a problem, buyback Rs.8300 crores going very smoothly, the dividends we worked out to some Rs.13000 crores in the presentation before us. Your policy is also 70% of free cash flow, let me take you to page 153 of your free cash flow statement, Skava Rs.469 crores for reclassification, held for sale, Panaya Rs.265 crores reduction in fair value, Rs.734 crores 70% of this is Rs.514 crores, last year too you had impairment issues with the same companies, even today I think all the speakers before me have been talking about this. Why are we being denied dividends, if you add up they would have been even within your 70% policy easily from 2150 another four or five rupees more counting last year and this year, why are you trying to sell, the whole market knows this is a distressed sale that is why they give very low prices after all automation strategy, your digital strategy is part of it. Even if you look at page 263 Infosys Brazil has made Rs.82 crores loss, Shanghai has made Rs.89 crores loss, Infosys Consulting has made Rs.61 crores loss, Lodestone has made Rs.34 crores loss, in fact Skava has made Rs.9 crores profit, if you look at page 263, why are you singling out Skava and Panaya for sale? Why this stepmotherly treatment; why do you not recruit people, make it work, let it go forward, it is going to bring a shareholder value, that is my first point. The second issue is about acquisitions, WongDoody, Fluido, your Infosys Compaz, Hitachi procurement, these were your three, four acquisitions for this year. Totally about Rs.1300 crores, roughly 4% to 5% of your capital. Now when your problem is allocating capital and the company is generating such a lot of large amounts of cash, why are not you much more aggressive as far as acquisitions is concerned, why is there a conservative attitude. Let me just give an example of Mindtree. Okay it is history now but Mindtree was shouting around for a white knight, what are the gains, what are the benefits it could have got Infosys, their attrition rate is just 11%, Infosys attrition rate is 20.4%. The revenue per employee, Infosys revenue has come down vis-à-vis last year by $600, which means each of your 200000 employees is making Rs.42000 lesser than what they did last year. The digital revenue and it is one of Salil’s pillar of strategy. The Mindtree digital revenue is 48%, Infosys is only 33.8%. Why deny value to shareholders by being so conservative when it comes to acquisitions so that was my second question. Coming to the last this is page 96, when you look at your operating margins, why are they coming down, you talk of agile, digital, high tech, commercial, what not, lovely presentations each followed by a video Salil my complements but still why this 3% to 5% decline in operating margins. Even more frightening page 249, why have you increased your provision by 17%, what kind of doubts you have about your onerous contracts. You have your Lex platform, digital platform so on, My Infosys so many things, but why this doubt to provision such a lot. On one hand you say it is your strategy and yet when you go on increasing you go on making further decrease in your margins so what is going on, what is the prognosis, I mean please do not use the capital allocation reduction problem, do not try to solve it by this particular strategy so these are my three questions, I look forward to your answers. Thank you very much.

T.N. Ramakrishna

I had a few questions, one is about the CSR, our company is a pioneer even before there is a legislation for CSR activities and this year due to the prevailing weather conditions and climatic conditions it is likely that our country may face somewhat a draught situation. I request this year a good portion of CSR amount be concentrated on relief, mainly to the rural masses in terms of drinking water and whatever the company can do, see that they get some relief directly and not with the governmental agencies. Earlier when we had severe floods in the Northern part of the Karnataka you had done it through several philanthropic organizations, we request to route it through them. This is already seen and I think the company has take a note of this, we have not been provided with a drinking water bottle. I think water scarcity and saving of water is already well recognized by our company.

Second one is page number 10, the operating profit margin is consistently declining, it has come down to 22.8%. There is a year-on-year reduction in the operating profit margin in spite of the US Dollar being around Rs.70 on an average. So where are we heading towards in terms of our profitability if that can be looked into properly. I think we had about 30% plus net profit level when Rupee and Dollar was around 40, 42 range, so at around 70 range it has reduced what is the main reason for this please explain. What could be the effect of the game change the country wants to do in saving the foreign exchange rates, where our country wants to move towards electric vehicles. What could be the effect on the foreign exchange rates in terms of if we migrate to electric vehicles in terms of lesser imports of the oil, which is the main hit on our economy in terms of foreign exchange outflow. So had we thought about it from the Rs.70 US Dollar and other currencies at various levels, what would be the impact on that. If it successfully migrates at least 50% of it in next three years, have you really thought about it and an overview can be given if not this year in the next year to the shareholders. In the CSR there is also an opportunity available to all the organizations to maintain the heritage and historical sites. Some work is done by our company; I have seen some temples many of our skills are redeveloped but there is an opportunity for our company. I am requesting this since many years, within this maintenance of heritage and historical sites there is a lot of sites associated at our freedom movement. It is carrying the attention of government as well as corporates and philanthropists, many of our revolutionary freedom fighters at a very young age who sacrificed their life for our betterment, their birth places, martyrdom places, the places of their action are totally neglected. I have personally visited many such places and have interacted with the State Government officials as well and have given letters to them through our NGO. We are approaching the platinum jubilee of our independence fast. I request our company to redraw our strategies towards these aspects of CSR and see that at least a dozen such sites require minimum attention at the immediate basis where even drinking water facility is not available, where a restroom is not available such kind of sites in Odisha, near Balasore where Bagha Jatin martyred his life at the age of 35 during the First World War. It used to get support from the Germans, it did not reach the Balasore court and which is confiscated at the Singapore court by British and he had fought and laid down his life at the age of 35 with his associates high revolutionaries fighting against 70 strong army such kind of sites. I earnestly once again request as a son of a freedom fighter, our company take it forward and work with the State Government and district administration and whatever efforts I have made through our NGO I will share with the concerned department of Infosys I earnestly request you to see that by 2022, that is the 75th anniversary of freedom. At least a dozen such sites, we renovate, reconsider and maintain. Thank you. Jai Hind.

Kaushik Kumar Partho

Respected chairman, other dignitaries on the dais, Company Secretary and efficient staff present in the hall, my fellow members; my name is Kaushik Kumar Partho and member of Infosys Limited. Firstly, my thanks to our Company Secretary, Mr A.G.S. Manikantha and the Secretarial Department for sending me the annual report and notice attendance slip in advance. Also thanks to our RPA Karvy Fintech Private Limited for conducting the member’s attendance registration well, also conducting e-voting for members present in the hall well. Thank you to our respected Chairman for conducting the AGM without any lacuna, I am from Dum Dum in Kolkata, also share about our company’s AGM presentations to other companies in Kolkata. Excellent financial performance, also thanks to Mr. Michael Gibbs jointly to our company’s board. As the Independent Director we expect his enhanced contribution to our company. Sir in the balance sheet corporate information about the name and address of our company, phone number e-mail ID and the campuses in India with location and phone number also to be provided in the front page of balance sheet. Also details of our auditors and the name of our bankers, my suggestion every company now to take news to statutory auditors because for reconciliation there because recognized audit firms are also under the scanner now. Sir good financial performance, excellent revenue from operation consolidated with double digit growth, operating profit 10.01%, gross profit 13.5% and profit before tax 3.8%, beautiful financial performance. Selling at marketing expense is also high 25.6% and general and administration expenditure 16.5%. For this reason, the profit after tax slightly decreased 3.9%, profit achievable 3.9%, and EPS comes down from 35.53% to 35.44% decrease in 0.3%. Now five year financial highlights given some parameters, some are missing if you maintain these that is book value, debt equity ratio shareholder funds, EBITDA, contribution to exchequer, also return on asset and some ratio, PE ratio, PV ratio, ratio to fixed asset to shareholder fund and return on capital employed. I have studied in the newspaper also and balance sheet good acquisition that is proposed acquisition dated 24 May 2009. Our company completed acquisition of 75% shareholding of ABN AMRO Bank N.V., Netherlands, only subsidiary, Stater N.V. about Rs.990 crores. Infosys’ consulting PTE filing to Brussels, the subsidiary which is owned by Infosys Limited, Infosys PTE., the acquisition, is expected to bring European mortgage expertise and a robust digital platform. My question is Stater has a strategy to strengthen mortgage servicing capability in Europe, also deal in majority mortgage management arm it strengthened Infosys approach to offer client digital platform.

The Mortgage Company, Lehman Brothers is also in a disappointment position. What about the future of the deal, the prospective of our company? Also a good acquisition Infosys Consulting PTE Limited subsidiary, Hitachi procurement service to Japanese market acquired 60% stake in Infosys Compaz PTE., Limited, at Singapore base, Fluido approximately Rs.560 Crores, good acquisition. Now is there any chance to split our share, a) recognize FMCG company this year split their share, Rs.1 and a beautiful representation of revenue distribution by geographical and business segment. My question is the retail segment is comparatively lower than the financial sector, but my question is retail logistic consumer packet food also uprising, so what strategy and roadmap is our company taking to enhance this segment. I request if possible provide a pie chart on how the rupee is spent. Many companies are giving this pie chart and the pie chart of contribution to the government exchequer. On page 125, Infosys was the first company to pay a one-time custodial fee of Rs.44.43 lakh but did not mention custodial fees to CDSL and on the next page 124 it is mentioned our company has voluntarily delisted ADS from Euronet Paris and Euronet London due to low average daily trading volume. Why again continue the ADS on New York Stock Exchange? Also we delisted our ADS from NASDAQ, a percentage of total highest revenue, but our highest revenue is from North America so can we again list our ADS at NASDAQ. Also page 37 in liquid asset our investment in mutual fund and mutual fund is highly subject to market risk. Sir in capital allocation policy, our company buyback of equity shares is through open market route and this is a good practice after declaring bonus buyback. My request is if there is any chance to give NCB bonus, that is also a good appreciation to stakeholder, but the share capital remained unchanged. Sir I have read the notice in newspaper Infosys plans to make two digital technology segments cloud and analytics into a billion-dollar business unit over the next couple of years as a part of the internal targets and this strategy and action planning, meeting internally known as strap agenda at Mysuru Campus and more than 200 executives converged to discuss future plans. One of the things on the agenda is keeping track on digital growth. Our respected CEO and MD has specified that the three subsegments in digital business would be grown to $1 bn in revenue each over the next few years. The company has separate targets for three subsegments on the digital technology. One is cloud, second in analytics and what will be the third segment the target is not mentioned. Sir, city-based IT firms is using buses to retain emerging talents, take companies, pulling out retention buses to hold on their limited pool of talent, we take expertise in robotic, mission learning, cognitive tools, AI Blockchain, augmented reality and other automation take. Emerging take talent is currently at a premium due to short supply. Sir is there any impact to our business for mid-tier IT firms growing faster on strong deal wings while they are projecting to out space large rivals. Sir, I have noticed in the newspaper, HUL is offering its employees an opportunity from immersive experience with other companies to expose to age new tech and other work culture, can we take this strategy. Sir, IT companies have stepped away from focusing on the India market opportunity due to issue with payments, lower margin, midsize IT companies to dilute their focus on India market overall growth in IT services, spending in India and the Asia Pacific region are typically higher and most government projects are likely to come up in India. About 200 American companies are seeking to move their manufacture base from China to India after the general election. How has our company benefited through this movement? Sir buyback of share in physical can be accepted, buyback of share which do not come under the definition of transfer specified in SEBI LODR norms and also a top engineering and construction company make acquisition uptake company, has our plan reversed this and finally Sir our respected Chairman-led panel had made recommendation to help the payment sector grow faster suggesting ATM replacing cyber security appointed the committee should have shed out more concrete recommendation on fraud prevention in digital transaction. Sources say the committee has been silent on the formation of a separate body to govern the digital payment ecosystem. So is our company focusing also on cyber security. So how does our company procure the digital payment ecosystem with cyber security experience that is my final question. God bless everybody associated with Infosys with sound health and mind.

Reddyappa

Mr. Chairman and Board of Directors and my fellow shareholders good evening to you all. My name is Reddyappa from Hyderabad. My client ID is 13001572. The Chairman’s speech has full of information on our company, thank you so much. As a shareholder I am happy about the company’s performance. This is excellent for the giving of buyback and good dividend and returns to the shareholders and especially the company performance has been good from the last financial years. I would like to congratulate Mr. CEO Nandan M Nilekani sir for a smooth functioning of the company, under your leadership our company is doing very well. I am looking forward to seeing many more achievements and successful years with good performance. My special thanks to the board in arranging a visit to the Mysuru campus a lot of several requests are there, thank you so much for that. Sir in the visit what a nature amazing Sir. We feel proud as shareholders. We have gained a lot of information, a lot educative as my fellow shareholder mentioned that it was informative we have learnt. Thank you so much for the conducting very good Mysuru campus visit. During the visit we saw training facilities at Mysuru, this itself proves how good our company is at training resources. It was a delightful and a wonderful experience visiting our Bengaluru campus. Also thank you to Mr. A.G.S. Manikantha, Company Secretary and company secretarial employees. We are happy and congratulate the team on excellent hospitality. I have no questions but an appreciation, my question is I would like to know the vision of the company in a couple of years. The buildings in the Mysuru campus are amazing. No promoter will build in this type of training institute in India. For this as shareholders, we are proud. really I am saying that heartfully we are proud. We should be proud about it. Sir as far as shares are concerned the company is having a good command and performing excellently globally. Please continue the same and my best wishes to the company for the coming financial years. Our fellow shareholder support is with you new chairman Sir you are completing one year, so thank you so much and all the best for the financial year. Sir and also my request is to fellow shareholders please conclude the important questions. Do not try the unnecessary time waste because a lot of shareholders are there. Please rise and if you have any request please write and send a letter to the company Mr. Manikantha Sir is there. Sir thank you so much.

Rakshit

Good afternoon to the members present here. My name is Rakshit. One of my questions is on page number 148 that is against other expenses. In other expenses, we have seen an increase drastically of around Rs.600 crores. Rs.600 crores is huge and as one of the shareholders had mentioned that the cost of technical subcontractors is growth stage and the revenue is increasing year-on-year. I have to congratulate the whole team of Infosys for maintaining this consistency in increasing your revenue. On dividends, we are very happy that the dividends are also high. Other companies may not even give dividends and the last time the 1:1 bonus was amazing but of course whenever the company gives bonus the market capitalization decreases. My point was only regarding the other expenses. In technical subcontractors, why is there a huge increase in those expenses. That is all sir. Thank you very much guys.

Gopal Krishna Rao

My name is Gopal Krishna Rao. This is the 38th AGM we are attending. First of all, before going into a few points I would like to mention a few things. The place of this meeting is a little far away from the city centre. Even the corporate governance says it must be in the centre of the place convenient to all members of the shareholders, I have mentioned this before as well that is the last year. I do not understand the extra convenience advantage in this conventional hall. From the company’s point, it should be beneficial since we meet once a year. It should be very near for other persons also. See you have given a bonus of 1:1. Compared to the shares given to your employees from a higher to lower level under ESOP, the bonus per person should have been more and not 1:1. I have got to compare at this juncture. Your bonus proportion I think seemed to be far less compared to the shares given to your employees. It is a mistake. I am just comparing it. 1:1 is too less.

Last year, I mentioned the founder of the company Mr. Narayana Murthy, neither any of his family members or Mr. Narayana Murthy should have been directly nominated directly or indirectly because he is the founder but in my personal opinion and I cannot understand the present board under the head of Mr. Nilekani has not vested on this. Even last year I do not have any vested interest in Mr. Narayana Murthy, but from the point of shareholders we would be very happy to be in board either by nomination or by cooption in any way. The investment on SBI has been reduced that is what my friend has already said. One thing on the investment, any company whether private or public invests from the point of interest only, from the interest rates which is beneficial to the organization. When it is reduced near Rs.1 Crore as the previous speaker said, that means you must have an alternate investment to the SBI that could be clearly mentioned in a broader sense much more. Is there any plan of acquiring company in the near future in this financial year? What are all the company’s acquired must have been successfully going as on today. I strongly feel and I do not think any severance package is going to be given in the nearer future because by this severance package given to the company, not financial year financial table you have given but it has got a lot of feedback in the forum of objections and the resentment among the section of the employees in the Infosys itself. I have heard personally from them why this particular is given to one person is a matter of question I do not think in the near future in this company it is going to give now. Now visit to the company I do not know. I have to visit. I had also mentioned last year when it was conducted, how many shareholders went. I am one of the person who has not visited, so please see who have not visited, let them give their name and then let the company fix a date. We will be happy to visit either the Mysuru or all the units whichever is convenient.

The signature in the balance sheet is a must. In the final balance sheet, which is going to be prepared, it is going to be signed personally, physically it will be fine and that can be reflected in the form of signature. Because something happened in Wipro, it is not a uniform mistake or remark in all the companies. The signature is a must. Either your chartered accountant must have told or he shall tell you that.

Above all the company is running well, you have given a dividend and the bonus also. Let the company grow from strength to strength and much more in the long years to come. Thank you very much.

Mukesh Ajmera

Good afternoon everybody I am Mukesh Ajmera. Last year there were a couple of things I had commented upon, I would like to extend that with respect to the same things and one or two things more.

Last year the company was in some amount of turbulence and that is when Salil Bhai had come in as a new commander and by now the company has stabilized and it is on a very good growth path and we are very happy and most of the shareholders are happy too for the performance that the company has given under your leadership. A couple of things may not be exactly related to the company, but everything in life is interconnected and two of the things that I am going to say now are also closely or distantly interlinked and connected.

Infosys has a brand image, brand equity and brand respect not only with the shareholders but even with the Government of India and a lot of companies and countries across the globe. As part of that it will be nice if the company can do something to influence the government with retrospective effect withdraw the long-term capital gains that has been imposed last year, so that more people can join the bandwagon of investors and it benefits everybody in general. It seems a couple of weeks back at the 26th completion of you going public you had some special shows on TV. At that time some of the comments that you had made, this is with reference to that. We are very proud to be part of Infosys fraternity as investors. It is one of the very rare events or where investors feel proud to belong to a company and there are quite a lot of other companies where we regret to have been belonged in the past or even in the present. So you have been like parents having good children is the other way around that we the investors are very happy to belong to Infosys. Now the second very important aspect that I had mentioned last year also and which is something which may seem trivial, I would still urge you people to concentrate on a serious basis. I am willing to help a lot because this has been a big concern since the time I moved to Bengaluru about five years ago and I have been in a lot of different places and any human problem created by human beings has to be solvable by human beings. And the so-called traffic which I call a circus on the road in Bengaluru needs to be resolved and that lead cannot be taken by one individual. I have prepared a master plan to resolve if not completely solve the traffic issues of Bengaluru.

And what I am finding is there is a total lack of interest at the government level, nobody is bothered like we are going to be facing water problems across the country very soon and this is something that is affecting everybody who is here except those who go by helicopter. Even the morals of employees of the companies – if they are happy, they can spend more time on creative and good work, it will be much better for even the companies. So, if the company is interested, it can form a consortium with other local companies like Madam Mazumdar's company Biocon, Wipro and many other local MNCs and do something about it. There are people available, it is solvable problem. So I would urge you to take this seriously and I am available to help if somebody helps because as an individual I cannot do anything but collectively there are a lot of things that can be done especially by the company that caters to global 500 companies and many global company’s problems which is so difficult but still solvable and India is so much ahead in space technology. Can’t we solve such a mundane problem? Somebody has to be bothered and, it is our collective reasonability because it affects us all. Thank you.

Ashok Chakravarthi

Good evening to dignitaries on the dais and off the dais and my fellow co-shareholders. My name is Ashok Chakravarthi and my folio number is 18133296. I thank the management for having considered the bonus on the eve of 25 years. In this regard, I wish to inform you as per the recent CNBC Awaaz program that for 26 years whoever was holding shares from the date of listing, I understand that the 100 shares now have become 1,02,000 shares. It is because of the liberal management that the shareholders could get so much of shares and wealth. Last year also you considered and I once again thank the management for the standards being maintained and rewarding the shareholders in whatever the way possible. I hope the same sort of mindset will continue and the present management will continue the same thing. As shown by the management in arranging the Mysuru trip. The trip had given immense knowledge and also the pleasure for having visited the Mysuru campus through your company and ensure to see that so wide big campus. Sir in this regard what I am trying to clarify or suggest is by the hospitality you have shown for the simple Mysuru trip, I would request or propose, why doesn’t the management diversify and think of having a hospital, so that no Indian has to go to foreign countries for treatment. It will really help all the members and the public. The company Infosys itself has around 2,28,000 employees and when you are providing hospital, which can be given to all the employees and the management also may be knowing. I could not find the correct figure of the medical insurance spent for the 2,28,000 employees, if you can convert that medical insurance into capital cost, I think the cost may not be a very big proposition. Our lead director is a doctor, professor everything in the medical field and she is well versed in hospital enterprises. So she could take the lead in this venture. I am aware of the Narayana Murthy Centre of Excellence. What I request and propose is if the hospital name could be given to our founder, promoter Narayana Murthy so that it will be there forever.

And the next second proposal if can be considered, all the founder promoter names could be clubbed and given a single name, that will also reflect the founders how much strain the founders have taken what they have done and their names will be there forever. And in this situation, I am also informing you that our counterpart the enormous contribution they are doing to the education sector. When our counterpart can do for education sector, our company Infosys can also do for hospital medical facilities.

Sir this open market operations, you have introduced for buyback operations. How did the management get an approval for postal ballot? I am not questioning; I am enquiring as this open market operation may not be suitable for individual shareholders. Whatever the tender process is, if you can do it, the individual shareholder will get some entitlement and right for buyback. In the open market operation, as I know majority of the shareholders may not be able to go for the open market operations and sell it off. You have already completed as you said 65% open market operations and this amount has already been utilized. So I am only requesting that for the next buyback please ensure that if it is through a tender process, individual shareholders can also be benefited.

Sir it is a small request, it is not a very big request, the registration counter has been installed at floor number 3. Sometime or other things may not be facilitative to enter into the campus after sometime so they have to go to fifth floor. I am requesting if you could have one or two registration counters at the floor number 5 as well, so they can directly go to floor 5, instead of coming to floor number 3 and again going to 5. A minor inconvenience is, there is only one lift for the total audience of more than 1000 numbers, a single lift has to take care of everything. I am also very happy and thankful to you for the dividend policy being maintained and I hope that other conservative management will definitely look into this dividend policy and will follow it. Thank you very much sir.

Santosh Kumar Saraf

Respected Chairman, and the executives present on the dais, shareholders, brothers and sisters, my name is Santosh Kumar Saraf. I first and foremost give my greetings. I would like to congratulate the management for giving us good results and good dividends. I have only one question, when you buyback and secondly you issue bonus. What happens is when you do buyback, you are reducing the capital in the market and when giving bonus you are raising it. What is the use of giving the bonus, so why does the company not buyback? Likewise, the benefit that you have to give to the shareholders, they will get it through the money and after buyback when you do buyback of shares and what happens is you have to give short-term capital gift to the shareholders, therefore please consider. One more suggestion that I have is please issue slips to the speakers so that they can give their names and folio and then handover. You can call them one by one, suppose one is called the next one knows they have to be ready. This is best way we follow in Kolkata. Otherwise it is a chaos, we do not know when will we be called. I have to enquire on my turn each time. I would like to thank Karvy for the good management and hope they will keep delivering such services in the future as well. Lastly, I would request if we could start the program with playing the company’s anthem and close with the national anthem. Thank you Sir.

Dhruv Joshi

Good evening every one. My name is Dhruv Joshi, account number 214665. So first of all thanks to the senior management that you gave us bonus shares and dividend payout as well. I also appreciate Infosys as my ex-employer where I had an opportunity to work with all of you. In fact, I have not even returned my shares because we still have faith in you. Just two clarifications from my understanding of the financials. The first one is EdgeVerve was spun off as a product specific company and it has a much smaller revenue base compared to Infosys but when you look at EdgeVerve’s financials it has grown in lower single digit. So in a way that is fantastic that Infosys limited despite having a huge revenue base has still managed to outperform a smaller subsidiary of its own. But any hints that you can give on EdgeVerve’s business because I believe Finacle would be a lion’s share contributor to EdgeVerve’s revenues but what are the other edge products doing. That is the first part and in the last part is it is said that sales is sanity, profit is vanity but the cash is reality. Now in terms of Panaya Inc's balance sheet, I see some 43 million dollars being locked as account receivables. Last year I asked this question to Ranga and he said $6 mn were given as a working capital loan so that the company keeps its efforts on. Any clue on that particular aspect has to, are you still facing that, I am sure you are trying your best to turn it around, what is the future is going to be. Thank you very much.

Bharat Raj

Respected directors and entire Infosys team and Infosys family members, shareholders a very good evening. Mr. Chairman thank you for beautifully arranging the Mysuru campus. Sir everybody is appreciating the Mysuru campus but I want say that when I walked into the Infosys campus I saw the blood of five promoters. They shed their blood and hard work and this I have seen in each place of the campus, the vision, the campus, the building. In India, every promoter wants to build their own kingdom but Infosys promoters they build leaders to the country. Sir we have seen the blood of the promoters. In India nobody has built this type of campus, wonderful. One more thing the arrangement, as if I feel your presence is there. Mr. Manikantha, Rakesh and the Rekha Ji and Neha every team, the driver and the bus, the way our breakfast is arranged, thank you everybody.

I congratulate our CEO on completing first year anniversary of marriage with Infosys. Mr. CEO the second year is very important because in every marriage, second year brings big misunderstandings and egos. If you cross the second year nobody can touch you. I promise that. So be patient, the second year is very important, I wish you will be successful.

Mr. Chairman I want to share one more thing Sir, I do not know why, what made you to come in as a chairman. Sir you have created a very big campus in Mysuru, you created a lot of leaders, India needs a lot of young leaders. Why don’t you start IIM and IIT? In 2016 I raised the same with our ex-chairman. Infosys Institute of Management, Infosys Institute of Technology. Why don’t you build an institute of technologies and management? Because you are building a leader for Infosys but we need leaders for the country. Under your leadership, under your promoters, why don’t you start a technology college and business management? We will feel proud as you are giving more leaders to the country. I recommend starting at Hyderabad and Andhra because in Amaravathi, the government has acquired 33,000 acres and I suggest you build a management or IIT institute near Krishna river. It is a beautiful location and the government eagerly would give free lands. Therefore, I recommend you to start at Andhra Pradesh and Telangana Government, because once you lift this organization, this propose and this type of idea no one will do. Once you plant that tree, that will become a banyan tree in the future. We will see the research scholars and research management scholars that is important Sir.

Sir regarding the balance sheet, in 2010 I have seen the travel expenses. It shows an increase Rs.500 Crores, so you are spending Rs.2,500 Crores on travel expenses, may I have the breakup. On page number 233, there is a tradable business what type of tradable, we are a manufacturing company or and you are showing that around Rs.15,000 Crores. If you compare with the last year, this year our digital revenue shows a 40% hike. So what is that may I know, are we expecting more from the digital revenue or the core revenue We have subsidiaries of 53 companies, can you give me how much revenue are we getting for the 53 subsidiaries?

We are getting a revenue, we are getting profits, how are we making returns from those 53 subsidiaries. Sir in your speech, Mr. CEO has seen the large deal of Infosys 6.3 billion, may I know which company. What is that big deal, we have never done in 38 years?

And the signature as per SEBI is mandatory, without the signature it is invalid. One more thing regarding this campus visit, we request on behalf of our shareholders, a visit to the Mangalore campus, please plan it. Please get Manikantha because he has got a very good experience to arrange the campus visits. I am very happy. We got a lot of gains in the campus visit. Mr. Chairman one thing is missing in the campus visit, non-veg is not available. I am sorry, only vegetarian why Sir, there is no non-veg dish. Next time please arrange non-veg for the shareholders. And once again I thank the management and entire board for the wonderful dividend, we expect the same dividend for the next financial year and all the best to our CEO, our Chairman and entire Board. God bless you all. Thank you.

R. Muralidhar

Mr. Chairman, members of the board, and my dear shareholders. I am R. Muralidhar and my folio number is 12035127. I am the last speaker and all the points that I had jotted down people already came and spoke about. I have therefore nothing to say. Since I had given my name I thought I will come and speak. I have come here to enjoy the hospitality and togetherness of Infosys. In fact, my special respect to Mr. Nandan Nilekani and Madam Kiran Mazumdar because I know only those people. In fact, on this occasion, I would like to congratulate the Wipro Chairman, Mr. Azim Premji who rejected the candidature of Mr. Narayana Murthy for an appointment. If he had not rejected he would not have got Infosys and I would not have been here, my special thanks to him again. Secondly, the hospitality extended by Infosys and the people are so good, kind, gentle, loving, and most of the people have spoken about the Mysuru trip. If given an opportunity to visit Mangalore or Hyderabad campus we would like to again enjoy the trip. In fact, Infosys are the caretakers of the society. I have got nothing to speak about the AGM report because everything has been covered. Infosys has been giving a lot of dividends, buyback and I am really proud to be a shareholder of Infosys. Thank you very much for giving me an opportunity.

Nandan M. Nilekani

Thank you and I think we are coming towards the end of the session. We probably have a couple of more people and then we will answer your questions.

Narasimhan

There are not many people. I hope I will be the last. Thank you for giving me an opportunity. I am very happy to see Mr. Nandan Nilekani here on the stage. That is one of the reasons why I came to express my thanks for Mr. Nandan Nilekani and if I am right he was instrumental; he was one of the links between old management and new management when we saw the successive managements coming and going. There is a saying in Kannada that “old water will wash away the new waters”. So I am sure that Mr. Nilekani in the form of new water will not wash away the old water but will merge and make it as pure water and then he will take Infosys to greater heights. I am sure he will bring his enormous Infosys experience minus his political experience to see that Infosys gains from his overall experience. In one way it is good that Bengaluru people have not voted him otherwise we would have not seen him again on the Infosys platform.

Regarding the Mysuru visit, I am one of those people who wanted to go but I missed it, so if given another opportunity I will be very happy to join. A lot of people have told regarding Mr. N. R. Narayana Murthy’s name to be either advertised or some buildings to be named after him. I am also one of such proponents. Mr. N. R. Narayana Murthy is an alumni of Mysuru National Institute of Engineering, where I also come from. During the last visit to the college where he studied for five years I was very happy to see his name, one electrical block has been named after Mr. N. R. Narayana Murthy and possibly I imagined that his name would have been in some building in Infosys either Mysuru or Bengaluru. So this can be kept in mind by the management that Mr. N.R.’s name in fact can be given to the Mysuru campus itself so that this site has been made world class. As per the global icon of Mr. N. R. Narayana Murthy it will be best if his name is given to the Mysuru campus. Thank you very much for the opportunity.

Dinesh Ganesan

I guess I will be the last person to ask the question. Thank you for giving me the opportunity. So, I am Dinesh Ganesan. I have had an opportunity to work in the Infosys for 12 years and I have also had an opportunity to work in Infosys at a time when it was a number one IT services company, where we had double digit margin growth and revenue growth. Now I know there have been some hiccups in the recent times but in the last one-and-a-half years under the guidance of Mr. Nandan Nilekani and Mr. Salil Parekh, we have again got back the growth trajectory. Now from FY2020 standpoint, can we expect to go back to a double digit growth both in terms of revenue and gross margin because I think we have done a single digit growth in revenue because there are very few IT services companies that have shown growth on both the factors and what are we doing differently to achieve those goals.

Nandan M. Nilekani

Thank you and we have come to end of the question session and I am very grateful to all our shareholders for asking a detailed and diligent questions. Now many of the remarks were by nature of advice and recommendations on what we should do, so we will take all that under advisement. Let us focus on the questions regarding specific business issues that were raised and I will start by answering some questions and then I will request Salil and my other colleagues to answer the others.

One question was about Rajiv Bansal and the payment made. The company based on legal advice decided to make the payment as per the terms of the arbitration award, so that is what happened there.

There is also another question about the SEBI settlement. Now, the settlement application was related to the severance again, which was in October 2015 with the former CFO. The settlement application filed with the company is based on the undertaking that the company will neither admit nor deny any findings or fact or conclusion of law and with this application the company wanted to resolve all allegations related to the companies alleged governance lapses. Accordingly, the company had accepted to pay the settlement order and move on.

Regarding the investigation report on Panaya, we have answered this question earlier also. The investigation report is a confidential document and many statements given during the process was given by people on the assurance of expectation of confidentiality. The board is comfortable with the decision to keep it as it is. With this I will now hand over to Salil to answer some of the business related questions.

Salil Parekh

Thank you Nandan and thank you for the detailed questions. There are a few, which were common and I will try and club them and answer. There were a set of questions on M&A and the desire for us to do M&A and how is it handled. First on M&A there is a fairly extensive internal committee that looks at both the potential acquisitions and also looks at how the ones that have come in are being integrated and worked upon. There are quite detailed discussions the board request every quarter to look at two of the subsidiaries in terms of the reviews, the management and the leadership team spends time, for example, on the new acquisitions to ensure there is integration through people from the business side and finance side joining those entities.

Then there was a specific question on Stater, the ABN AMRO subsidiary. The thinking behind this acquisition was there is more and more interest from our clients on what is called platform based business and ABN AMRO subsidiary Stater has a business on mortgage platforms and the thinking of the leadership especially in the financial services team and the BPO team where all this is housed, is of the view that such a platform can start to scale and so we are trying to see what we can do to scale this platform.

Then there was a question again on M&A related to, why did we not consider something like Mindtree or why do not we do not do more of these and the answer is there is an active look at all the opportunities in the market and where we see that those things will benefit our clients and our shareholders, we start to make more and more interest in that and with that in mind we will continue to do so in the future.

There were several questions related to Panaya and Skava. First as we have stated in our financial report and results, Panaya and Skava are not being held as assets for sale. We are now looking at how we are going to refocus and repurpose the activities within those businesses that will help in the areas that we are now looking to grow the company in and that is the activity that has started. We have assigned senior members of the leadership team, one each for Panaya and Skava who are spending a lot of time in addition to their roles to look at those, try to see how for example we can combine these and what we are doing in consumer products or retail or the manufacturing segment and we hope to have better results from this focus in the short term and the medium term.

Then there was a question on the investment fund, first there was a small new investment that was made in a group called The House Fund, it was for $10 mn in this last fiscal year period. We are continuing to look at it. We are looking at it with a view where can we make an investment where that entity in the fund can also benefit what we are doing for our clients and can also support some of the new digital areas that we are looking at and there are some ideas that have come, so we are not in a way to just distribute that fund quickly as we find the right ideas we will put that into effect.

There was one question on vision that came and it is worth may be elaborating. There are several areas of how we look at the future. The first we want to be a leading digital company and we are starting to see that in the way our clients see us. The second, we want to be the partner with our clients on their digital journey and the more they see us as partners the more we will be connected with them in their future. We also want to become an integral part of the technology landscape of these clients in addition to digital because today we have such deep relationships with these clients that we would like to become more embedded in that and then we want to be the best place for people to build their careers in any area of these new places that we look at and finally all of this to be done with a view to keep the shareholders in mind and that is the sort of vision we have internally. We have been careful to not articulate too much in a broad statement but since there was a question, we are going to make sure we talk about it. With that I will pass it on to Nilanjan.

Nilanjan Roy

Thanks Salil. I will pick up the financial questions. I am taking off from Salil’s vision and the strategy I think there were a lot of questions around the operating profit and the operating margins. Last year when we set out navigating our next strategy two key plans of that was about localization in the US and about reskilling our talent in this new digital age. As part of that even in our guidance for the last fiscal year, we gave a margin guidance of 22% to 24% in terms of operating margins. This new strategy has called for investments to be made in sales and that is you can see in our large deals, which we have won, we have ramped up both our absolute revenues in constant currency and within that the large deals, so these call for new investments in our sales capabilities. The other investments we are making is around the localization in our on-site premises, we have hired local talent and we are creating hub structure to support our global delivery model. So, many of the reasons we mentioned above were the reasons for decline in the operating margins and guided as well at the start of the year. We have said that we will continue to look at cost optimization across the organization through the on-site, off-site mix through automation, through AI and that is something which we will continue to do.

There was a question on decline in EPS over FY2018. In FY2018, if you recall we had signed an APA in the US and that had given us the benefit and in the last year we had taken an impairment charge on account of Panaya and Skava in terms of impairment, but on normalized for these two, our EPS actually grew by 13% on a YoY basis.

There was a question on increase in other expenses about 600 crores and the details are provided in page 188. The large part of this was meant to marketing as we repositioned the brand as a digital brand across the world and also CSR where we spend 100 crores more on a YoY basis.

There was a question around CSR activities around Bengaluru. As you note in page 76, note 2 our CSR spent in Bengaluru is over 100 Crores, it is close to 120 crores to be precise, so a lot of it is in the city.

There was a question around investments and deposits with State Bank of India. As you know we have a very strong and clear treasury policy. We have operations across the world and we bank with all the banks including SBI wherever we have business both in India and globally. There was a question on the US BEAT tax. Since we work with a branch structure in the United States, the US BEAT tax does not really impact us, so I hope that answers that question. There was a question on losses and subsidiaries in China and Panaya. I think many of these places are strategic investments where we are either growing markets or growing our capabilities and platforms and you have actually seen an improvement year-on-year so we will continue to focus our energies to improve our margins and reduce our losses in these countries. There was a question on travel for about Rs.2500 crores. As you know we are a global company we operate across 46 countries, so our travel cost, which is only about 3% of our revenues, is justified for a size of our company and of course this includes multiple things around air travel, accommodation, visa fees, etc. There was a question on does the Panaya and Skava reclassification of Rs.700 crores impact shareholder dividend the answer in FY2020 can we aim to have a double digit revenue growth and profits. At the beginning of the year we have given a guidance for the year, which is 7.5% to 9.5% constant currency revenue growth and operating margin guidance of between 21% and 23%. There was a question around the auditors of Deloitte and what is the Infosys stand. Since the matter is sub judice it is premature to comment on the same and we are continuously monitoring the situation. There was a question around can you consider joint auditors. We will take this up and discuss it appropriately. There was a question on are there any plans for issuing bonus shares during the financial year. As part of the capital allocation policy the board regularly meets on this and discusses any of these issues. There was a question on locations of Infosys whether we should add them in the annual report. This is available in the additional information section in the website of Infosys. There was a question on delisting from Euronext London and Paris. This was actually as explained due to very low trading volumes in both these locations in the US, which is a key market. We are listed in the ADS on the NYSE. There was a question about the existing buyback route and why is it for the open market and not tender offer. The board considers various factors while deciding the mode of the buyback including the buyback size, the pricing and the EPS accretion to the company, regulatory approvals and timing of the same based on the same that board has decided that the open market was the best method for us because all shareholders can participate in the existing buyback through the retail market.

A.G.S. Manikantha

I think there was a question on whether the physical form of shares can be submitted in the buyback. The buyback involves the transfer of shares from the seller to the company and as you are aware from April 1, 2019 the prevailing laws barred the transfer of shares therefore one cannot participate, but we request the shareholders to dematerialize and participate in the buyback. There were a lot of suggestions on whether to include the signatures or not in the annual report, so we will look into that and I think there was a suggestion on registration counters at the fifth floor, we will look into that. That is a great suggestion, thank you. There was a question on subsidiary financial statements availability. The subsidiary financial statements are available on the company’s website and it can be downloaded at the shareholder’s convenience. There was a suggestion on whether the AGM can be held at a different place which is convenient, we will look into this matter and there was also a suggestion to provide token system for asking the questions, we will look into this. Thanks for the suggestion.

U.B. Pravin Rao

There was a question around subcontractors. Subcontractors are a critical element of our supply chain. There are two areas where we use sub-cons, one is when we are not able to deploy people due to visa issues then we deploy sub-cons on a temporary basis. The other reason is whenever we have skill shortage in some of the newer technology for a short period of time, we use subcontractors. There was also a question around US hiring. Since April of 2017, we have hired about 9100 people as of March 2019. It has actually helped us in strengthening our business model and becoming less dependent on visas for talent mobility.

Krishnamurthy Shankar

There was a question we have on the impact of shortage of talent. I think we have a strong reskilling and refactoring plan in which we are upskilling our employees in the new digital skills and this is enabling us to meet all the talent requirements in the new skills. There was a question by Sadanand Shastri on resignations of leaders. The attrition of leaders in the last year has been much lesser than in the past but however senior leaders take their opportunities to go and meet their own personal goals, but we have a very strong pool and solid bench of talent who are stepping up and taking on bigger roles.

Binod Rangadore Hampapur

Second visit, no we will take it on advice. There was a question on India business and would like to see more work done in India. I would like to respond as follows that Infosys is already involved in several prestigious projects in the government as well as in the private sector and some of the projects in the government sector are GST, income tax, MCA, Department of Post and many more in this sector. Private sector, of course we are involved in most of the large clients in India. We are also present in India through our banking sector, through our product Finacle and almost a large portion of the India’s banking transaction happens on our platform and of course, we are focusing more on purposeful growth in the Indian market. Thank you.

Ramadas Kamath

There was a question on advocacy with the government in so far as addressing the problem of Bengaluru transport. I would like to state that the last two decades, the Infosys promoters have actively worked with the state government and central government in the different task forces to ensure that there is a lot of progress and scientific answers for addressing these issues. With that, we could see a lot of flyovers coming in. We could see a lot of improvement in the public transport system wherein the number of cars and other things coming onto the road has substantially reduced. Along with that, in the last one decade our constant effort by the management with the central government to push for the metro train, with that a lot of progress is happening. We are proud to be associated with that. That is the answer.

The other question which was asked on the water sustainability, rejuvenation of the lakes etc., and the foundation has already taken up two to three big projects in this regard.

The other question is on historical site restoration. There are already two to three jobs that have been completed and right now with the help of the Archeological Department, the restoration of 108 reservoirs at Melukote, it is a historical place, is being taken up.

Nandan M. Nilekani

Thank you and I think we have answered all the questions and we are always happy to answer questions, you can always email us. So let me now come to the last item on the agenda. So the Board of Directors have appointment Parameshwar G. Hegde as a scrutinizer to supervise the voting process. I hope all of you have gone and taken part in the InstaPoll. Further, I hereby authorize the company secretary to declare the results of the voting and place the results on the website of the company at the earliest. The resolutions as set forth in the notice shall be deemed to be passed today subject to receipt of the requisite number of votes.

With this, the 38th Annual General Meeting comes to an end. Thank you for attending the meeting and I hereby declare the proceedings as closed.

Thank you.